UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Fusion-io, Inc.

(Name of Subject Company (Issuer))

Flight Merger Sub, Inc.

(Name of Filing Persons (Offerors))

a wholly owned subsidiary of

SanDisk Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0002 per share

(Title of Class of Securities)

36112J107

(CUSIP Number of Class of Securities)

Eric S. Whitaker, Esq.

Senior Vice President and Chief Legal Officer

SanDisk Corporation

951 SanDisk Drive

Milpitas, California 95035
(408) 801-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copies to:

Kenton J. King, Esq.

M. Amr Razzak, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA  94301

(650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing on Schedule TO consists of the following communications relating to the planned tender offer by Flight Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of SanDisk Corporation, a Delaware corporation (“SanDisk”), to purchase all outstanding shares of Common Stock, par value $0.0002 per share, of Fusion-io, Inc., a Delaware corporation (“Fusion-io”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of June 16, 2014, by and among SanDisk, the Purchaser and Fusion-io:

(a)         Email to SanDisk employees from Sanjay Mehrotra, SanDisk’s President and Chief Executive Officer;

(b)         Email to Fusion-io employees from Sanjay Mehrotra, SanDisk’s President and Chief Executive Officer;

(c)          Edited transcript of SanDisk conference call on June 16, 2014;

(d)         Form of email from SanDisk to its customers;

(e)          Form of email from SanDisk to its partners;

(f)           SanDisk Sales Q&A;

(g)          SanDisk Sales Customer Presentation; and

(h)   Transcript of CNBC interview with Sanjay Mehrotra, SanDisk’s President and Chief Executive Officer, dated June 16, 2014.

These communications were first used or made available on June 16, 2014.

This filing on Schedule TO does not constitute an offer to buy or a solicitation of an offer to sell any securities.  SanDisk has not yet commenced the tender offer for the shares of Fusion-io at this time.  Upon commencement of the tender offer, SanDisk and Purchaser will file with the Securites and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits (including the offer to purchase, the letter of transmittal and other related documents), and Fusion-io will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Fusion-io.  INVESTORS AND SECURITY HOLDERS OF FUSION-IO ARE STRONGLY URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by SanDisk through the website maintained by the SEC at http://www.sec.gov.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Email to SanDisk employees from Sanjay Mehrotra, SanDisk’s President and Chief Executive Officer, dated June 16, 2014
99.2	Email to Fusion-io employees from Sanjay Mehrotra, SanDisk’s President and Chief Executive Officer, dated June 16, 2014
99.3	Edited transcript of SanDisk conference call on June 16, 2014
99.4	Form of email from SanDisk to its customers, dated June 16, 2014
99.5	Form of email from SanDisk to its partners, dated June 16, 2014
99.6	SanDisk Sales Q&A
99.7	SanDisk Sales Customer Presentation
99.8	Transcript of CNBC interview with Sanjay Mehrotra, SanDisk’s President and Chief Executive Officer, dated June 16, 2014